

ANNUAL REPORT 2001

AMERICAN DENTAL PARTNERS

Profile

American Dental Partners is one of the nation's leading providers of business services to dental groups. Our focus on group dental practice and proven affiliation model have made American Dental Partners the business partner of choice for premier dental groups across the country. At December 31, 2001, we were affiliated with 19 dental groups, with 358 dentists, 154 dental facilities, and 1,360 operatories in 14 states.

American Dental Partners is committed to the growth and success of its affiliated dental groups and makes substantial ongoing investments to support each affiliate's growth. We assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis.

The number of dentists practicing in groups in the United States has grown from 4% in 1991 to 15% in 1999. American Dental Partners believes that the evolution of dentistry toward group practice and greater management sophistication is still at its earliest stage.

Financial *Highlights*

Years Ended December 31, *(in thousands, except per share amounts)*	1997	1998	1999	2000	**2001[b]**
Operating data:					
Patient revenue under management[a]	$64,492	$105,438	$151,965	$194,572	**$207,736**
Net revenue	53,270	84,090	117,352	143,644	**147,410**
Earnings from operations	1,633	7,098	12,041	14,763	**10,985**
Net Earnings	1,070	3,886	6,013	6,169	**4,052**
Diluted earnings per share	$ (0.05)	$ 0.54	$ 0.78	$ 0.84	**$ 0.55**
Cash flow data:					
Cash flow from operations	$ 4,581	$ 9,510	$ 9,197	$ 10,203	**$ 10,253**
Capital expenditures	3,212	5,074	11,166	9,391	**6,801**
Selected statistical data:					
Earnings from operations margin	3%	8%	10%	10%	**7%**
Debt/total capitalization	76%	19%	44%	49%	**48%**
Return on average total capital	6%	14%	16%	14%	**9%**
Return on average equity	12%	13%	12%	11%	**7%**

[a] *American Dental Partners does not own or control affiliated dental groups and, accordingly, does not consolidate the financial statements of the Professional Corporations with ours.*

[b] *Excludes special charges of $844,000 and unusual expenses of $339,000. See footnote 4 of our Consolidated Financial Statements.*



8
13
18
19
'97 '98 '99 '00 '01
Affiliates
77
103
134
156
'97 '98 '99 '00 '01
Facilities
566
830
1,193
1,397
'97 '98 '99 '00 '01
Operatories

Look At It *This Way*



At American Dental Partners, we believe our success in helping dental groups build enduring, growth-oriented practices has everything to do with our unique understanding of the dental profession and group dental practice.

We know that, despite how things may appear on the surface, no two practices and no two communities are the same. We understand the importance of carefully examining the operations of each affiliated dental group and the market in which it operates. We identify opportunities for growth and improvement, and then working together we help build market-leading group practices.

The year 2001 was one of challenges, opportunities and progress. On closer examination, you will find that we improved and enhanced many areas of our business and that our affiliates became stronger, healthier dental groups.

Examining *underlying* trends



National dental expenditures were just $13 billion in 1980. In 2000, they were estimated to have been $61 billion, representing an impressive 8% annual growth rate over the past 20 years.

What's driving this growth? Sixty percent of the U.S. population now visits the dentist on a regular basis, a percentage that is growing at about 1% annually. Dental insurance was largely non-existent in the 1970s; today 56% of the U.S. population has some form of dental benefit. Yesterday, dentistry consisted of the basics: silver fillings, crowns, root canals and dentures. Today we have tooth colored fillings, advanced composite inlays and onlays, adult orthodontics, not to mention tooth whitening and other aesthetic procedures. No wonder dental expenditures are growing.

A little discussed fact, though, is that our nation graduated 6,300 dentists annually in the late 1970s. Today we graduate just 4,300, despite the fact that patient demand is greater than ever before. During the peak enrollment years, dental education costs were relatively manageable for the student. Today, the average dental student graduates with more than $100,000 of education-related debt. And the gender profile is changing



rapidly: twenty years ago less than 3% of practicing dentists were women; today nearly 40% of graduating dental students are women.

With graduating dentists lacking the capital to start or acquire a solo practice, and with so many women joining group practices as a way to balance family demands, it's no surprise that a few enterprising dentists identified an opportunity: build group practices to serve the changing profile of graduating dentists. As a result, the percentage of dentists practicing in a group setting has grown from just 4% to 15% over the last decade.

Making the correct *diagnosis*

American Dental Partners is perplexed by studies of graduating dental students. While the percentage of dental students planning to enter solo practice upon graduation fell from nearly 20% in 1985 to 5% in 1999, the percentage of students who indicated their long-term career plans were to practice in the solo setting increased from 34% to nearly 50%. The studies seem to indicate that group practice is simply a stepping-stone. And this is what we hear as we visit many dental groups across the United States. How can we attract and retain the best and brightest dentists and professional staff? How can we make our group more than just a stepping-stone? If we can just do this, our success will be even greater.

We believe the group practice model that developed during the 1970s and 1980s has to be redefined. Dental groups have to become the practice of choice for dentists and staff. We believe there are six vital components in becoming a practice of choice:

- Common identity and clinical philosophy
- Professional recruiting and mentoring
- Formalized peer review and quality assurance
- Well-trained and compensated support staff
- Well-designed and maintained facilities
- Advanced information systems





Choosing the appropriate *treatment*

Many dental groups are missing one or all of these six components. American Dental Partners is focused on helping each of our affiliated dental groups implement or improve all of these components.

We begin with advancing a professional agenda to address the first three components. We help doctor groups develop a common clinical philosophy. This philosophy does not mean technical dental techniques, because we are a business partner, not a clinical education institute. Rather, we help dental groups define their ownership and governance structures to include the next generation of dentists. We help them put in place systems to measure how well their practice is performing. And then we help them develop the processes to improve quality and productivity, including formalized peer review, quality assurance and lifelong learning programs. And we have chosen an independent accreditation body to verify our success in advancing the professional agenda, the Accreditation Association for Ambulatory Health Care (AAAHC). We are quite pleased that nine of our 19 affiliated dental groups, or 94 of our 154 dental facilities, are accredited by the AAAHC.

Accredited Facilities
Total Facilities


103
134
156
154
160
120
80
40
'98 '99 '00 '01

AAAHC Accredited Practices



We have learned that quality in the eyes of patients goes well beyond technical quality. From a patient's perspective the level of service received is closely equated to the quality of care delivered. Hence, quality might be better defined as service excellence. Service excellence can only be improved through training of support staff. We devote significant resources to develop professional training programs, and our affiliated dental groups now have available to them an innovative and ever growing service excellence training program. Our service excellence training program is modular and breaks down patient service to its simplest components. The list of training modules is quite long and includes modules for telephone etiquette, the patient arrival/departure experience, communicating with patients, listening to patients, service recovery and managing unhappy patients. We're pleased that we currently have four affiliated dental groups, and five more by year-end, actively training staff members in one or more of these modules.

But training is only successful if you have long-term support staff. Since our founding, we have believed that a dental group's professional staff must not only be compensated competitively but also have a comprehensive benefit package. So we work with our affiliated dental groups to introduce medical and dental benefits, disability and life insurance and a retirement program. We're pleased that 65% of our affiliated dental groups' eligible support staff participate in our 401(k) retirement program and that we've made nearly $6 million in matching contributions over the past five years.


Staff Contribution
Matching Contribution
8
6
4
2
$ Millions
'97 '98 '99 '00 '01

401(k) Contributions



Growing any business, including a dental group, requires capital. As we travel across the United States, it is obvious that most dental groups do not reinvest in their practices at the level or rate they did in the earlier years of their history. This finding might be attributed to ownership structures, age demographics and risk profiles of most dental groups' founding principals. These are the twilight years of their careers, and consequently this does not bode well for maintaining (putting aside growing) an enduring dental group. Since 1997, we have invested $36 million in dental facilities, or more than 80% of our after-tax cash flow. We know that dental groups are not reinvesting to the level that we and our affiliated dental groups are.

As a dental practice grows into a dental group, information becomes vitally important. Although the prevalence of group practice has grown during the past decade, it still remains a small segment of dentistry. As a result, most computer software systems have been designed with a single-location dental practice in mind. These systems do not scale well, and they do not provide the level of detail needed to make informed management decisions. We have made significant investment in our information systems. We own a proprietary practice management system, *Comdent*, which is scalable, reliable and provides a wealth of data. This information can be used not only for the overall management of a dental group but also for the clinical success of each practicing dentist in the group. We are rapidly converting our affiliates' dental practices to *Comdent* and expect to have more than 90 of our practices *Comdent*-operational by year-end 2002.

Evaluating the *outcome*

Have we been successful in developing a group practice model for 2002 and beyond? We think so. The total patient revenues of our 19 affiliated dental groups were $127 million at the time of affiliation with American Dental Partners. For the year ended December 2001, these 19 groups reported total patient revenue of $208 million. A closer examination of our affiliates is necessary to understand this success.

Five years ago, we affiliated with Park Dental, at the time a 70-dentist group practice in Minneapolis/St. Paul. Park Dental had achieved much success in the nearly 25 years leading up to our affiliation in late 1996. The group had grown along with Minneapolis/St. Paul's embrace of managed care in the 1970s and 1980s. But by the late 1990s, their success had also created challenges – challenges that Park Dental looked to American Dental Partners to help address. Over the past five years we have helped them address quality of worklife and organizational endurance issues. We have helped them reduce their dependence on managed care from 44% of patient revenues to 16%. We have helped them widen ownership and participation: in 1996 17 of 70 doctors were partners, today 52 of 105 doctors are partners. The result? Dentist retention has improved, productivity per hour has increased and revenue and profitability have blossomed. Since 1996, Park Dental's revenue has increased by $34 million... nearly $7 million annually!

At about the same time as our Park Dental affiliation, we also affiliated with Longhorn Dental Associates in Austin. At the time of affiliation, Longhorn Dental was a collection of 15 dentists practicing in four well-worn facilities. Today it has 21 dentists practicing in nine new facilities. Longhorn Dental now offers patients not only general dental services but also oral surgery and orthodontic care. The group and American Dental Partners have worked very hard over the past five years redefining their practice to include the essential components of a successful dental group: professional recruiting, mentoring, peer review and quality assurance; a well-trained support staff; well-designed dental facilities and our proprietary practice management system, *Comdent*. The fruits of this effort were confirmed in December 2000 when Longhorn Dental was awarded accreditation by the AAAHC. And while making all of these improvements, Longhorn Dental was able to grow patient revenues 15% annually from $4 million in 1996 to $9 million in 2001.



Similar stories can be told for all 19 of our affiliates... whether large or small, whether founded 10 years ago or 30 years ago. American Dental Partners is well along the path of helping each of our affiliated dental groups become the practice of choice for dentists, staff and patients. On closer examination, they are becoming a destination, not a stepping-stone.

Dear Fellow *Shareholders*

In preparing for this year's letter, I took the opportunity to review past letters. In doing so, I was reminded of how focused and disciplined we have been over the years. In 1998 I wrote that a young company needs a consistent vision, a commitment to its mission, a clear focus on its operating strategy and patience in pursuit of its goals. This past year clearly demonstrates that our actions speak louder than words... *we walk the talk.*

A review of our income statement shows that 2001 was a challenging year. However, it was challenging only because we refused to waiver from our commitment to enhance and support the growth of our affiliated dental groups.

Dentistry, a Dynamic Marketplace

In January 2001, three of our affiliated dental groups received notices of contract termination from Cigna Dental. In addition, one of these dental groups received notice of contract termination from Protective Life. These contracts represented $24 million in patient revenue, and their terminations were solely economically motivated. Our dental groups were given the opportunity to continue as participants in these dental plans but at market rates which were substantially below the preferential rates previously negotiated. To accept reduced rates would have had significant financial impact and, more importantly, would have impeded our efforts to help build enduring organizations where quality of care and quality of worklife are essential ingredients. Let me explain.

The dental market has undergone profound change in recent years. The strong US economy led to more employees with dental insurance and greater disposable income, which produced increasing patient demand. The strong economy also witnessed unemployment levels at 40-year lows, particularly in healthcare and dentistry. A vicious cycle in dentistry ensued. Many dentists dropped out of managed care networks because overall patient demand was so strong. Participating dentists suddenly found themselves the largest, or only, provider in these dental plans having to provide care not only to existing patients but also patients of no longer participating dentists. Patient demand soared, appointment availability declined, pressure at the practice level became overwhelming and patient satisfaction decreased. Doctor and staff retention was threatened precisely at a time when recruiting was difficult. The solution was obvious, but the decision was difficult to make for dentists who built their practices with these plans: discontinue participation. So when Cigna Dental and Protective Life took the drastic action of terminating contracts in Arizona, North Carolina and Minnesota in order to reduce preferential reimbursement rates, our affiliates were forced to make this difficult decision.

A Year of Internal Focus

As we came to understand the implications of our decision in early 2001, we knew the year would be a challenge, and we set three internally focused goals:

- Protect our balance sheet and cash flow.
- Position the groups affected by the contract terminations, Associated Dental Care, Park Dental and University Dental Associates, for long-term success.
- Ensure our affiliated dental groups continued to receive the resources needed to grow and prosper.

I am proud to report that we accomplished each of these goals.

First, while 2001 was challenging in terms of profitability, our balance sheet improved over the prior year. At year-end we had more tangible assets, less debt and greater shareholders' equity. Cash flow from operations was nearly the same as 2000 at $10.3 million. Free cash flow improved dramatically, from a negative $15.7 million in 2000 to a positive $1.7 million in 2001, a $17.4 million improvement.

Second, we continued to commit significant resources to our affiliates. We invested $7 million, or nearly 70% of our cash flow, to support continued growth:

- We developed three new dental facilities for Longhorn Dental, Mintz & Pincus Dental and Park Dental.
- We relocated five dental facilities for Orthodontic Care Specialists, TSC Dental Centers and Park Dental.
- We completed three in-market practice acquisitions, one of which significantly expanded the market presence of Western New York Dental Group.

Gregory A. Serrao
Chairman, President and Chief Executive Officer



We also continued to commit significant resources to ensure quality patient care. Park Dental was re-accredited by the Accreditation Association for Ambulatory Health Care and two affiliates, Family Care Dental Centers in Wisconsin and University Dental Associates' Winston-Salem practices were awarded accreditation status. Currently nine of our affiliated dental groups are accredited, representing 95 of our 154 facilities, a remarkable accomplishment.

Realizing quality care is directly related to quality of service, we developed and introduced an innovative training program focused on service excellence that is now being implemented at our affiliated dental groups.

Third, we used the contract terminations to define, and for one affiliate redefine, their dental groups and position themselves for long-term success:

- With a growing reputation for service excellence and quality care, Park Dental has worked diligently over the past five years to balance patient demand, quality of worklife and profitability. This has necessitated reducing its dependence on capitated dental plans from approximately 44% of patient revenue several years ago to 16% today. While the loss of the Cigna contract negatively impacted revenue growth and profitability, Park Dental's fee-for-service revenue grew 20% last year. Indeed in just five years, Park Dental has redefined its practice to meet its long-term goal of providing quality care in a caring manner.
- University Dental Associates had been Cigna's largest provider in North Carolina, a state with several of the nation's fastest growing cities and a dental community that has not embraced managed dental care. Balancing patient demand and quality of worklife had been particularly challenging for University Dental in recent years. Following the Cigna contract termination, appointment availability has increased, quality of worklife has improved and, most importantly, the group is better positioned to attract and retain patients, doctors and staff.
- The contract terminations in Arizona represented 83% of Associated Dental Care's patient revenue. As such, Associated Dental was forced to redefine the type of group practice it was going to be. Sweeping changes were implemented. Capacity was reduced, compensation and incentive plans were redesigned and all new marketing efforts were implemented. This retrenchment, though, was nowhere near the extent of the lost revenue. Today, Associated Dental Care's foundation is no longer built on managed care dental plans, and amazingly its revenue approaches half of what it was before the terminations.

Looking Ahead

The events of early 2001 forced us to become much more internally focused. On closer examination, you will find that we improved and enhanced many aspects of our business, thus the theme of this year's annual report: *On Closer Examination*.

We remain dedicated to the pursuit of our vision and feel confident in our ability to grow our business and add value to our affiliated dental groups. Many thanks to our affiliated dentists, employees, and shareholders for continued support and enthusiasm.

Sincerely,

Gregory A. Serrao
Chairman, President and Chief Executive Officer
March 15, 2002

Affiliated Dental Groups

Affiliate	State	Dental Facilities	Operatories	Dental Services [3]						
				General	Endondontics	Oral Surgery	Orthodontics	Pedodontics	Periodontics	Prosthodontics
American Family Dentistry	Tennessee	8	43	•						
Associated Dental Care Providers [1]	Arizona	9	77	•			•			
Chestnut Hills Dental	Pennsylvania	8	58	•		•	•			
Dental Arts Center	Virginia	2	48	•	•	•	•	•	•	
Dental Care of Alabama	Alabama	3	28	•		•	•	•	•	
Family Care Dental Centers [1]	Wisconsin	4	34	•	•	•	•			
Lakeside Dental Care	Louisiana	2	33	•		•	•			
Longhorn Dental Associates [1]	Texas	9	63	•		•	•			
Mintz & Pincus Dental Group	Maryland	5	65	•		•	•	•	•	
Northpark Dental Group [1]	Wisconsin	14	141	•	•		•	•	•	
Northpoint Dental Group [1]	Wisconsin	2	30	•			•		•	
Oklahoma Dental Group	Oklahoma	6	54	•	•		•			
Orthodontic Care Specialists [1]	Minnesota	20	103				•			
Park Dental [1]	Minnesota	30	275	•	•	•		•	•	•
Riverside Dental Group	California	5	101	•	•	•	•	•	•	
TSC Dental Centers	Texas	5	42	•						
University Dental Associates [2]	North Carolina	11	95	•		•	•			
Western New York Dental Group	New York	7	38	•			•		•	
Wilkens Dental Group [1]	Wisconsin	4	32	•			•			
		154	1,360							

[1] *Accredited by the Accreditation Association for Ambulatory Health Care.*
[2] *University Dental Associates' dental residency program is accredited by the American Dental Association and Winston-Salem practices are accredited by the AAAHC.*
[3] *Services provided by specialists who are board-certified or board-eligible.*

(in thousands, except per share amounts and statistical data)	Years Ended December 31, 1997	1998	1999	2000	2001
Consolidated Statement of Operations Data:					
Net revenue	$ 53,270	$ 84,090	$ 117,352	$ 143,644	$147,410
Operating expenses:					
Salaries and benefits	28,438	43,190	57,417	68,135	70,341
Lab fees and dental supplies	6,435	10,796	15,866	21,078	22,681
Office occupancy	4,814	7,635	11,321	14,784	16,669
Other operating expenses	6,264	6,840	9,235	10,990	12,370
General corporate expenses	3,337	3,951	4,814	5,364	5,660
Depreciation	1,580	2,495	3,642	4,708	5,088
Amortization of goodwill and intangible assets	769	2,085	3,016	3,822	3,955
Special charges	-	-	-	-	844
Total operating expenses	51,637	76,992	105,311	128,881	137,608
Earnings from operations	1,633	7,098	12,041	14,763	9,802
Interest expense, net	563	1,085	1,877	4,378	4,295
Earnings before income taxes	1,070	6,013	10,164	10,385	5,507
Income taxes	-	2,127	4,151	4,216	2,236
Net earnings	$ 1,070	$ 3,886	$ 6,013	$ 6,169	$ 3,271
Net earnings (loss) per common share[2]:					
Basic	$ (0.05)	$ 0.59	$ 0.80	$ 0.87	$ 0.46
Diluted	$ (0.05)	$ 0.54	$ 0.78	$ 0.84	$ 0.45
Weighted average common shares outstanding[2]:					
Basic	2,273	5,907	7,513	7,119	7,183
Diluted	2,273	6,867	7,745	7,320	7,343

	December 31, 1997	1998	1999	2000	2001
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 5,265	$ 2,420	$ 2,325	$ 472	$ 1,540
Working capital	759	(2,725)	22	4,063	9,123
Total assets	52,450	79,441	119,416	141,814	144,335
Long-term debt, excluding current maturities	21,253	9,980	40,249	55,330	54,840
Redeemable and convertible preferred stock	16,297	-	-	-	-
Total stockholders' equity	909	48,305	52,229	58,486	61,776
Statistical Data (end of period):					
Number of states	5	8	12	14	14
Number of dental facilities	77	103	134	156	154
Number of operatories[3]	566	830	1,193	1,397	1,360
Number of affiliated dentists[4]	171	231	324	373	358

[1] Certain reclassifications have been made to the consolidated financial statements to conform with current year presentation.

[2] Net earnings (loss) per common share are computed on the basis described in Notes 2 and 13 to our Consolidated Financial Statements.

[3] An operatory is an area where dental care is performed and generally contains a dental chair, a hand piece delivery system and other essential dental equipment.

[4] Includes full-time equivalent general dentists employed by the PCs and full-time equivalent specialists, some of whom are independent contractors to the PCs.

Overview

American Dental Partners, Inc. is a leading provider of business services to multi-disciplinary dental groups in selected markets throughout the United States. We were formed in December 1995, commenced operations in January 1996 and began providing business services to dental groups in November 1996, concurrent with the completion of our first dental group affiliation. Our rapid growth has resulted primarily from our affiliations with dental groups. From November 1996 to December 31, 2001, we completed 43 affiliation transactions, comprising 19 dental groups and 154 dental facilities with 1,360 operatories in 14 states.

Affiliation Summary

When affiliating with a dental group, we acquire selected assets and enter into a long-term service agreement with the affiliated dental group or professional corporation ("PC"). Under our service agreements, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. The PC is responsible for the provision of dental care. Each of our service agreements is for an initial term of 40 years.

During 1999, 2000 and 2001, we acquired selected non-clinical assets from twelve, nine, and three dental practices, respectively, and simultaneously entered into 40-year service agreements with seven of the affiliated dental groups (17 practices joined existing affiliates). In total, these 24 affiliations resulted in the addition of 45 dental facilities and 474 operatories. Subsequent to December 31, 2001, we acquired selected assets of one dental practice that joined an existing affiliate. This affiliation resulted in the addition of one dental facility with four operatories. See Note 5 of "Notes to Consolidated Financial Statements" for further information on acquisitions and affiliations. We currently are in discussions with a number of dentists and owners of dental groups about possible affiliations with us. While we continue to evaluate new affiliation opportunities we intend to keep on focusing on internal operations in 2002. Accordingly, there can be no assurance that we will consummate any additional affiliations in 2002.

Affiliate Adjusted Gross Revenue Compared to Net Revenue

Affiliate Adjusted Gross Revenue and Payor Mix

We do not own or control the affiliated dental groups and, accordingly, do not consolidate the financial statements of the PCs with ours. Our affiliated dental groups generate revenue from patients and dental benefit providers under fee-for-service, PPO plans and capitated managed care plans. The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit plan provider contracts. While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated dental groups for the year ended December 31, 2001 was approximately 47% fee-for-service, 25% PPO plans and 28% capitated managed care plans.

The PCs reimburse us for expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to us for business services. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (the administrative staff and, where permitted by law, the dental hygienists and dental assistants), lab fees, dental supplies, office occupancy costs of the dental facilities, depreciation related to the fixed assets at the dental facilities and other expenses such as rofessional fees, marketing costs and general and administrative expenses. See "Business—Operations—Operating Structure."

The PCs are responsible for the salaries, benefits and other expenses of the dentists. In addition, in certain states where the PCs must employ dental hygienists and dental assistants, the PCs are responsible for salaries, benefits and other expenses of such non-dentist employees. Since 1999, we have entered into affiliation transactions with a number of dental practices located in states where dental hygienists and dental assistants are required to be employed by the PCs. In recent years, due to the increasing demand for dental services relative to a decreasing supply of dentists nationally, dentist compensation has been increasing generally and for our affiliated dental groups specifically. We expect this trend to moderate. As a result of these two factors, the percentage of affiliate adjusted gross revenue retained by the PCs has increased from 29.3% of adjusted gross revenue in 1999 to 31.9% in 2000 and 34.2% in 2001. We incur costs to operate and support the affiliated adjusted gross revenue at the dental facilities. Consequently, it is helpful to analyze operating trends as a percentage of affiliate adjusted gross revenue as well as a percentage of our net revenue.

The adjusted gross revenue and amounts retained by the affiliated dental groups are presented below (in thousands):

	Years Ended December 31,		
	1999	2000	2001
Adjusted gross revenue-affiliated dental groups (unaudited)	$ 151,965	$ 194,572	**$ 207,736**
Amounts retained by affiliated dental groups (unaudited)	44,565	62,020	**71,090**
Net revenue earned by the Company under service agreements	$ 107,400	$ 132,552	**$ 136,646**

Net Revenue

The Company's net revenue represents primarily reimbursement of expenses and fees charged to affiliated dental groups pursuant to the terms of the service agreements. Under such agreements, the affiliated dental groups reimburse the Company for actual expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its business services. Under certain service agreements, the Company's service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements, the Company's service fees consist of a fixed monthly fee and an additional variable fee. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to the Company in the amount of such excess up to budgeted operating income and a percentage of such excess over budgeted operating income. Under certain service agreements, the Company's service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of the Company and the affiliated dental groups in a formal budgeting process. Additionally, the Company's net revenue includes amounts from dental benefit providers related to the arrangement of the provision of care to patients.

Results of Operations

Net Revenue

Net revenue increased 22% in 2000 to $143,644,000 and 3% in 2001 to $147,410,000. The increases in net revenue are due to same market growth from dental groups which were our affiliates during the entirety of both the current year and the previous year and the inclusion of revenue derived from service agreements entered into in connection with affiliation transactions in 2000 and 2001. Same market growth of 12.2% in 2000 and 0.4% in 2001 resulted from the addition and expansion of our facilities and successful renegotiation of certain dental benefit provider contracts which increased the level of reimbursement for services provided by our affiliated dental groups. In 2001, the increase in net revenue from these sources was offset by the disruption and loss of business associated with contract terminations. Net revenue derived from our service agreement with Park Dental represented approximately 34%, 32% and 33% of our consolidated net revenue for 1999, 2000 and 2001, respectively.

During the fourth quarter of 2000, several of our affiliated dental groups were impacted by severe winter storms and one affiliate was impacted by a tornado. This weather occurred primarily in December 2000 and, as a result, our affiliated dental groups were unable to reschedule lost production in 2000 because of full patient schedules during the balance of the year. We estimate that these winter storms and the tornado reduced our net revenue and net earnings by approximately $366,000.

Net revenue derived from our service agreement with Associated Dental Care Providers decreased from $10,115,000 in 2000 to $5,257,000 in 2001 due to the contract terminations.

Salaries and Benefits Expense

Salaries and benefits expense includes costs for personnel working for us at the dental facilities as well as local and regional management. At the facility level, we generally employ the administrative staff and, where permitted by state law, the dental hygienists and dental assistants. The local and regional operating management teams supervise and support the staff at the dental facilities.

Salaries and benefits expense as a percentage of net revenue decreased from 48.9% in 1999 to 47.4% in 2000 as a result of increased business in states where the PC's are required to employ the dental hygienists and dental assistants, more efficient utilization of staff in existing facilities and leveraging of local and regional management and administrative resources in certain markets.

Salaries and benefits expense as a percentage of net revenue increased from 47.4% in 2000 to 47.7% in 2001. This is primarily related to the lost revenue associated with the contract terminations by Cigna Dental and Protective Life while maintaining a certain staff level to accommodate future replacement business and wage inflation due to fluctuations in labor markets in the dental sector. We anticipate such wage inflation pressures will begin to moderate in selected markets.

Lab Fees and Dental Supplies Expense

Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. The increase in lab fees and dental supplies expense as a percentage of net revenue from 13.5% in 1999 to 14.7% in 2000 to 15.4% in 2001 was primarily due to price increases from certain lab providers due to increases in costs of certain precious metals and their internal wage inflation. We believe inflation will continue to affect lab fees and dental supply expenses for the foreseeable future. In 2001, we continued to focus our efforts to offset dental supply manufacturer price increases with the economies of scale realized through our national dental supply purchasing and rebate programs. Lab fees and dental supplies expense has stabilized when calculated as a percentage of affiliate adjusted gross revenue.

Office Occupancy Expense

Office occupancy expense includes rent expense and certain other operating costs such as utilities associated with dental facilities and the local administrative offices. Such costs vary based on the size of each facility and the market rental rate for dental office space in the particular geographic market.

Office occupancy expense as a percentage of net revenue increased from 9.6% in 1999 to 10.3% in 2000 and 11.3% in 2001 primarily as a result of the investment in the relocation and addition of new dental facilities and a decrease in facility utilization as a result of the managed care contract terminations at three of our affiliates. In 1999, we added seven new facilities and relocated and expanded 24 facilities. In 2000, we added one new facility and relocated and expanded 15 facilities. In 2001, we added three new facilities and relocated and expanded nine facilities, while we closed three locations in Arizona due to the loss of the Cigna and Protective Life contracts. This net investment in facilities increased our physical capacity in these markets to allow for future growth. Initially, however, the increase in office occupancy expense was not fully offset by incremental net revenue. While office occupancy expense has increased, the trend is less significant when calculated as a percentage of affiliated adjusted gross revenue.

In addition, office occupancy expense as a percentage of net revenue increased in 2001 compared to 2000 due to the excess capacity created by the contract terminations by Cigna Dental and Protective Life and the affiliation with practices with a generally higher ratio of office occupancy expense to net revenue in their respective markets compared to the existing base of affiliates.

We expect office occupancy expense to continue to increase as we invest in the relocation and expansion of dental facilities, resulting in similar expense as a percentage of net revenue in 2001. These increases should be partially or fully offset by better utilization of capacity in existing dental facilities. The excess capacity arising from the contract terminations in certain markets will likely continue in the near future.

Other Operating Expenses

Other operating expenses decreased as a percentage of net revenue from 7.9% in 1999 to 7.7% in 2000 primarily as a result of economies of scale as it relates to professional fees and insurance expense, the regionalization of administrative and data processing functions in certain markets, the dilution of the impact of the Minnesota Care Tax and better management of certain discretionary spending. These costs savings were partially offset by the affiliation with practices with a generally higher ratio of other operating expenses to net revenue in their respective markets compared to the existing base of affiliates.

Other operating expenses increased as a percentage of net revenue from 7.7% in 2000 to 8.4% in 2001 primarily due to the impact of the lost business associated with the contract terminations by Cigna Dental and Protective Life and $147,000 of unusual expenses in 2001 related to costs associated with increased patient communications, deinstallation of certain computer equipment and the relocation of certain resource center personnel (see Note 4 to "Notes to Consolidated Financial Statements"). In 2002, our other operating expenses may increase due to increased insurance costs; however, we hope to offset these increases with continued management of discretionary spending.

General Corporate Expenses

General corporate expenses consist of compensation expenses for our corporate personnel and administrative staff, as well as facility and other administrative costs of our corporate office. General corporate expenses decreased as a percentage of net revenue from 4.1% in 1999 to 3.7% in 2000 and increased to 3.8% in 2001. General corporate expenses in 2001 included $192,000 of unusual expenses associated with the restructuring of management. These costs included separation and relocation of certain management personnel (see Note 4 to "Notes to Consolidated Financial Statements"). The level of general corporate expenses may continue to increase in the future as we continue to expand our management infrastructure. However, it is anticipated that these costs will decline as a percentage of net revenue in the future.

Depreciation

Depreciation expense includes charges related to leasehold improvements and furniture, fixtures and equipment used to operate the dental facilities, local and regional management offices and our corporate office. Depreciation expense increased as a percentage of net revenue from 3.1% in 1999 to 3.3% in 2000 to 3.5% in 2001 primarily due to the depreciation of assets acquired and capital expenditures associated with the investment in the relocation and addition of new dental facilities in certain markets. In 1999, we added seven new facilities and relocated and expanded 24 facilities. In 2000, we added one new facility and relocated and expanded 15 facilities. In 2001, we added three new facilities and relocated and expanded nine facilities, offset by the closing and write-off of three locations in Arizona. These capital expenditures increased our capacity to allow for future growth. This increase in depreciation expense as a percentage of net revenue was partially offset by leveraging the costs in existing facilities.

We expect to continue to invest in the relocation and expansion of our physical capacity, although at a lower amount than historical levels. Accordingly, depending on the amount and timing of such future capital expenditures, depreciation could increase. While depreciation expense has increased as a percentage of net revenue, it has remained unchanged as a percentage of affiliate adjusted gross revenue.

Amortization of Goodwill and Intangible Assets

Amortization increased as a percentage of net revenue from 2.6% in 1999 to 2.7% in 2000 primarily as a result of intangible assets recorded in connection with the 21 affiliation transactions completed in 1999 and 2000. Amortization expense increased from $3,822,000 in 2000 to $3,955,000 in 2001, but remained at 2.7% as a percentage of net revenue.

We are currently evaluating the applicability of Statement of Financial Accounting Standards ("SFAS") No. 142 *"Goodwill and Other Intangible Assets"* to our dental group affiliation model and the impact its application will have on amortization expense in 2002 and thereafter. Upon review of the standard service agreement that we have with all of our affiliated dental groups, we interpret our intangible assets to have indefinite lives. Therefore, application of the non-amortization provisions of SFAS No. 142 for goodwill and intangible assets is expected to result in our goodwill and intangible assets no longer being amortized beginning January 1, 2002. We would then perform an impairment test on the goodwill and intangible assets annually and when circumstances exist which would suggest that they may be impaired (loss of key personnel, change in legal factors, competition, etc.). In the future, we might have amortization of intangible assets with definite lives as a result of intangibles recorded in connection with future affiliations.

Special Charges

Special charges represent a provision for costs associated with reductions in physical capacity in Arizona and patient communications as a result of contract terminations received by three of our affiliates from Cigna Dental and Protective Life. These costs include facility closure and lease exit costs of three dental offices in Phoenix and regional resource centers, employee termination costs, patient communication and other expenses. For further information on these special charges, see Note 4 to "Notes to Consolidated Financial Statements."

Interest Expense, Net

Net interest expense increased from $1,877,000 in 1999 to $4,378,000 in 2000 primarily as a result of increased average borrowings under our revolving credit facility to fund the affiliation transations completed since 1999 and our capital expenditures in 1999 and 2000. In addition, a higher overall average market interest rate in 2000 and increased financing costs associated with amending our revolving credit facility in July 2000 further increased interest expense from 1999 to 2000.

Net interest expense decreased from $4,378,000 in 2000 to $4,295,000 in 2001 due to a lower overall interest rate in 2001. The lower interest expense in 2001 was partially offset by twelve months of increased financing costs associated with amending our revolving credit facility in July 2000 compared to six months of financing costs in 2000. We believe interest expense will decrease in 2002 due to a lower average level of indebtedness and lower interest rates.

Income Taxes

Our effective tax rate was approximately 40.8%, 40.6% and 40.6% for 1999, 2000 and 2001, respectively. The effective tax rate in 2000 decreased from the 1999 rate primarily due to an increase in the proportionate amount of income in states with lower average tax rates. This reduction was partially offset by a valuation allowance for certain deferred tax assets and other permanent book to tax differences. The effective tax rate in 2001 remained consistent with 2000. We anticipate the effective tax rate for 2002 to decrease below historic levels.

Liquidity and Capital Resources

We have financed our operating and capital needs, including cash used for acquisitions and affiliations, capital expenditures and working capital, from sales of equity securities, borrowings under our revolving line of credit and cash generated from operations.

From January 1, 2000 through December 31, 2001, we completed 12 dental practice affiliations for aggregate consideration of $16.0 million in cash, $1.3 million in subordinated promissory notes and $0.6 million in deferred payments.

For the years ended December 31, 2000 and 2001, cash provided by operating activities amounted to $10,203,000 and $10,253,000, respectively. Cash from operations was affected by an increase in receivables due from affiliated dental groups of $7,889,000 in 2000 as compared to $2,273,000 in 2001. This reflects improved receivable collections at the affiliate level in 2001. However, this improvement from 2000 was offset by lower net earnings for 2001, impacted by the contract terminations previously discussed. Approximately $553,000 and $339,000 was paid in 2001 for special charges and other unusual expenses, respectively.

For the years ended December 31, 2000 and 2001, cash used in investing activities amounted to $25,251,000 and $8,386,000, respectively. Cash used for investing activities included cash used for affiliations and for capital expenditures. Cash used for affiliations, net of cash acquired, was $14,912,000 and $1,079,000 for 2000 and 2001, respectively. Cash used for capital expenditures was $9,391,000 and $6,801,000 for 2000 and 2001, respectively. Capital expenditures for 2000 included costs associated with the addition of one new dental facility and the relocation and/or expansion of 15 dental facilities. Capital expenditures for 2001 included costs associated with the development of three dental facilities and the relocation and expansion of nine dental facilities. Although we expect to continue to make meaningful capital expenditures, we do not expect capital expenditures in 2002 to continue at the same levels as 2000 and 2001.

For the year ended December 31, 2000, cash provided by financing activities amounted to $13,195,000. For the year ended December 31, 2001, cash used for financing activities amounted to $799,000. Cash provided by financing activities in 2000 resulted from net borrowings under our revolving line of credit of $15,560,000 and proceeds from the issuance of Common Stock for the employee stock purchase plan of $376,000, offset by the repayment of indebtedness of $1,645,000, payment of debt issuance costs of $808,000 and the repurchase of 40,000 shares of our Common Stock for $288,000. Cash used for financing activities in 2001 resulted from the repayment of indebtedness of $1,656,000 and the repurchase of 112,500 shares of Common Stock for $630,000 offset by the net borrowings under our revolving line of credit of $1,100,000, proceeds from the issuance of Common Stock for the employee stock purchase plan of $283,000 and proceeds from the issuance of Common Stock from stock option exercises of $104,000.

In July 2000, we amended our existing revolving line of credit, increasing the total available amount from $50 million to $75 million. The credit facility is being used for general corporate purposes, including affiliations and capital expenditures. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at our option. The margin is based upon our debt coverage ratio and ranges from 0.00% to 0.75% for prime loans and 1.75% to 2.75% for LIBOR loans. In addition, we pay a commitment fee which ranges from 0.25% to 0.375% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of our assets, including a pledge of the stock of our subsidiaries. We are also required to comply with certain financial and other covenants. The line of credit matures in July 2004. The outstanding balance under this line as of December 31, 2001 was $50,157,000. The unused balance at December 31, 2001 was $24,843,000 and based on borrowing covenants $370,000 was available for borrowing. The amounts available for borrowing were reduced in 2001 as a result of the special charges and unusual expenses being included in calculations of the trailing twelve month borrowing covenants. The amounts available for borrowing are expected to be greater in 2002.

We have a Shelf Registration Statement on file with the Securities and Exchange Commission (Registration No. 333-56941) covering a total of 750,000 shares of Common Stock and $25,000,000 aggregate principal amount of subordinated promissory notes to be issued in connection with future dental practice affiliations and acquisitions. As of December 31, 2001, 679,878 shares and $20,666,500 of notes remain available for issuance under this Shelf Registration Statement.

Our growth to date has resulted in large measure from our ability to affiliate with additional dental practices. Although we have affiliated with many dental practices since our initial affiliation in November 1996, there can be no assurance that additional affiliation candidates can be identified or the affiliations consummated or successfully integrated into our operations. We have used a combination of cash, common stock and subordinated debt as consideration for past acquisitions and affiliations and plan to continue to use these sources in the future. In recent years, the consideration paid has consisted of a higher percentage of cash and subordinated debt and a lower percentage of Common Stock. In the event that our Common Stock does not maintain sufficient valuation or if potential affiliation candidates are unwilling to accept our securities as consideration, we will be required to use more cash resources to continue our affiliation program. In addition, if sufficient financing is not available as needed on terms acceptable to us, our affiliation strategy will be modified. While we continue to evaluate new affiliation opportunities, we intend to continue to focus more on our internal operations. As a result, while the number of new affiliations over the next twelve months could be more than in 2001, they are expected to be less than levels in 1999 and 2000.

Any excess cash will be used to reduce indebtedness or to repurchase Common Stock through our previously announced repurchase program, pursuant to which approximately $1.1 million remains available to repurchase additional shares.

We believe that cash generated from operations and amounts available under our current revolving credit facility will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and affiliations for at least the next twelve months. Furthermore, we believe the amount available to borrow under our revolving credit facility covenant restrictions will increase throughout 2002.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and revenues and expenses. On an on-going basis management evaluates its estimates, including those related to carrying value of receivables due from affiliated dental groups, intangible assets, income taxes and any potential future impairment. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations.

◦ *Valuation of receivables due from affiliated dental groups.* The Company's carrying amount of receivables due from affiliated dental groups requires management to assess the collectibility of our affiliates' service fees. We review the cash flows and economic viability of the dentist-owned Professional Corporations (PC's) when assessing the collectibility of our receivables. We have not recorded any losses related to our historical experience with receivables due from affiliated dental groups.

◦ *Goodwill and other intangibles.* Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. Management performs an impairment test on goodwill and intangibles when facts and circumstances exist which would suggest that the goodwill or intangibles may be impaired (loss of key personnel, change in legal factors, competition, etc.) If impairment was determined, we would make the appropriate adjustment to goodwill or the intangible assets to reduce the asset's carrying value. We review the cash flows and projected revenue streams when performing the impairment test on goodwill and intangible assets. We have not needed to record any impairment charges or writedowns related to our historical experience with goodwill and other intangible assets.

◦ *Income Taxes.* Our income tax policy records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as tax credit carryforwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *"Business Combinations,"* which supersedes Accounting Principles Board ("APB") Opinion No. 16, *"Business Combinations."* SFAS No. 141 requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of this statement apply to all business combinations initiated after June 30, 2001, and apply to all business combinations accounted for using the purchase method for which the date of the acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 will not change the method of accounting we used in previous business combinations.

In June 2001, the FASB also issued SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 supersedes APB Opinion No. 17 "Intangible Assets," and requires, among other things, the discontinuance of amortization related to goodwill and indefinite-lived intangible assets. These assets will then be subject to an impairment test at least annually. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill.

The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets aquired prior to July 1, 2001, American Dental Partners was required to adopt SFAS No. 142 effective January 1, 2002. At December 31, 2001, American Dental Partners had approximately $2.7 million of goodwill related to the Orthocare, Ltd. acquisition in October 1997. Application of the non-amortization provisions of SFAS No. 142 for goodwill is expected to result in the elimination of amortization expense of approximately $130,000 in 2002.

At December 31, 2001, American Dental Partners had intangibles with indefinite lives of approximately $85.1 million related to affiliations from November 1996 through 2001. The change from definite lives to indefinite lives in the estimated useful lives of intangible assets is expected to result in the elimination of amortization expense of approximately $3.8 million in 2002.

Pursuant to SFAS No. 142, American Dental Partners will test its goodwill and intangibles with indefinite lives for impairment upon adoption and, if impairment is indicated, we will record such impairment as a cumulative effect of an accounting change. American Dental Partners is currently evaluating the effect that the adoption may have on its consolidated results of operations and financial position, however, management does not expect there to be any impairment charges in 2002.

In June 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 does not apply to us.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of,"* and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* for the disposal of a segment of a business. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this Statement generally are to be applied prospectively. We anticipate that the adoption of SFAS No. 144 will not have a material impact on our consolidated financial statements.

Qualitative Disclosure About Market Risk

In the ordinary course of business, we are exposed to interest rate risk. With regard to our revolving credit facility, we are also exposed to variable rate interest for the banks' applicable margins, ranging from 1.00% to 2.75% based upon our debt coverage ratio. As a result of amending our revolving credit facility in July 2000, the banks' margin increased by 1.00% from historical levels. For fixed rate debt, interest rate changes affect the fair value but do not impact earnings or cash flow. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flow. We do not believe a one percentage point change in interest rates would have a material impact on the fair market value of our fixed rate debt. The pre-tax earnings and cash flow impact for one year based upon the amounts outstanding at December 31, 2001 under our variable rate revolving credit facility for each one percentage point change in interest rates would be approximately $502,000 per annum. We do not presently undertake any specific actions to cover our exposure to interest rate risk and we are not party to any interest rate risk management transactions.

The Board of Directors
American Dental Partners, Inc.:

We have audited the accompanying consolidated balance sheets of American Dental Partners, Inc. (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Dental Partners, Inc. as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts

February 15, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)	December 31, 2000	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 472	$ 1,540
Accounts receivable	222	250
Receivables due from affiliated dental groups	17,331	19,366
Income taxes receivable	255	821
Inventories	1,764	1,816
Prepaid expenses and other receivables	1,962	1,972
Deferred income taxes	472	486
Total current assets	22,478	26,251
Property and equipment, net	27,840	29,605
Non-current assets:		
Goodwill, net	2,832	2,704
Intangible assets, net	87,793	85,146
Other assets	871	629
Total non-current assets	91,496	88,479
Total assets	$ 141,814	$144,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,198	$ 7,608
Accrued compensation, benefits and taxes	4,573	3,686
Accrued expenses	5,051	3,981
Accrued special charges	-	256
Current maturities of debt	1,593	1,597
Total current liabilities	18,415	17,128
Non-current liabilities:		
Long-term debt	55,330	54,840
Deferred income taxes	9,231	10,324
Other liabilities	352	267
Total non-current liabilities	64,913	65,431
Total liabilities	83,328	82,559
Stockholders' Equity:		
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, par value $0.01 per share, 25,000,000 shares authorized, 7,600,532 and 7,754,893 shares issued and 7,130,532 and 7,172,393 shares outstanding	76	78
Additional paid-in capital	46,959	47,606
Retained earnings	14,695	17,966
Treasury stock, at cost, 470,000 and 582,500 shares	(3,244)	(3,874)
Total stockholders' equity	58,486	61,776
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 141,814	$144,335

See accompanying notes to consolidated financial statements.

(in thousands, except per share amounts)	Years Ended December 31, 1999	2000	2001
Net revenue	$ 117,352	$ 143,644	$ 147,410
Operating expenses:			
Salaries and benefits	57,417	68,135	70,341
Lab fees and dental supplies	15,866	21,078	22,681
Office occupancy	11,321	14,784	16,669
Other operating expenses	9,235	10,990	12,370
General corporate expenses	4,814	5,364	5,660
Depreciation	3,642	4,708	5,088
Amortization of goodwill and intangible assets	3,016	3,822	3,955
Special charges	-	-	844
Total operating expenses	105,311	128,881	137,608
Earnings from operations	12,041	14,763	9,802
Interest expense, net	1,877	4,378	4,295
Earnings before income taxes	10,164	10,385	5,507
Income taxes	4,151	4,216	2,236
Net earnings	$ 6,013	$ 6,169	$ 3,271
Net earnings per common share:			
Basic	$ 0.80	$ 0.87	$ 0.46
Diluted	$ 0.78	$ 0.84	$ 0.45
Weighted average common shares outstanding:			
Basic	7,513	7,119	7,183
Diluted	7,745	7,320	7,343

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share and per share amounts)	Number of Shares Common Stock Issued	Number of Shares Common Stock In Treasury	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Treasury Stock at Cost	Total Stockholders' Equity
Balance at December 31, 1998	7,436	-	$ 74	$ 45,742	$ (24)	$ 2,513	$ -	$ 48,305
Issuance of common stock for acquisitions and affiliations	50	-	1	351	-	-	-	352
Issuance of common stock for employee stock purchase plan	51	-	-	491	-	-	-	491
Repurchase of common stock	-	(430)	-	-	-	-	(2,956)	(2,956)
Amortization of unearned compensation	-	-	-	-	24	-	-	24
Net earnings	-	-	-	-	-	6,013	-	6,013
Balance at December 31, 1999	7,537	(430)	75	46,584	-	8,526	(2,956)	52,229
Issuance of common stock for employee stock purchase plan	64	-	1	375	-	-	-	376
Repurchase of common stock	-	(40)	-	-	-	-	(288)	(288)
Net earnings	-	-	-	-	-	6,169	-	6,169
Balance at December 31, 2000	7,601	(470)	76	46,959	-	14,695	(3,244)	58,486
Issuance of common stock for employee stock purchase	62	-	-	283	-	-	-	283
Issuance of common stock for exercised stock options, including tax benefit of $262,000	92	-	2	364	-	-	-	366
Repurchase of common stock	-	(112)	-	-	-	-	(630)	(630)
Net earnings	-	-	-	-	-	3,271	-	3,271
Balance at December 31, 2001	**7,755**	**(582)**	**$ 78**	**$47,606**	**$ -**	**$17,966**	**$ (3,874)**	**$61,776**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except shares)	Years Ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net earnings	$ 6,013	$ 6,169	$ 3,271
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	3,642	4,708	5,088
Amortization of goodwill and intangible assets	3,016	3,822	3,955
Other amortization	106	156	229
Deferred income taxes	420	183	685
(Gain)loss on disposal of property and equipment	-	(4)	147
Changes in assets and liabilities, net of acquisitions and affiliations:			
Accounts receivable	621	39	(18)
Receivables due from affiliated dental groups	(4,103)	(7,889)	(2,273)
Other current assets	(1,590)	717	(74)
Accounts payable and accrued expenses	2,277	2,026	135
Accrued compensation, benefits and taxes	151	115	(879)
Accrued special charges	-	-	291
Income taxes payable and receivable, net	(1,356)	161	(304)
Net cash provided by operating activities	9,197	10,203	10,253
Cash flows from investing activities:			
Acquisitions and affiliations, net of cash acquired	(19,855)	(14,912)	(1,079)
Capital expenditures, net	(11,166)	(9,391)	(6,801)
Contingent and deferred payments	(794)	(501)	(530)
Proceeds from the sale of property and equipment	-	641	-
Other	(2,522)	(1,088)	24
Net cash used for investing activities	(34,337)	(25,251)	(8,386)
Cash flows from financing activities:			
Borrowings under (repayments of) revolving line of credit, net	29,197	15,560	1,100
Repayment of borrowings	(1,673)	(1,645)	(1,656)
Common stock issued for the employee stock purchase plan	491	376	283
Proceeds from the exercise of stock options	-	-	104
Repurchase of common stock	(2,956)	(288)	(630)
Payment of debt issuance costs	(14)	(808)	-
Net cash provided by financing activities	25,045	13,195	(799)
Decrease in cash and cash equivalents	(95)	(1,853)	1,068
Cash and cash equivalents at beginning of year	2,420	2,325	472
Cash and cash equivalents at end of year	$ 2,325	$ 472	$ 1,540
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest, net	$ 1,572	$ 3,996	$ 4,081
Cash paid during the year for income taxes, net	$ 5,087	$ 3,866	$ 2,347
Acquisitions and affiliations:			
Assets acquired	$ 27,630	$ 17,714	$ 1,149
Liabilities assumed and issued	(7,256)	(2,802)	(70)
Common stock issued	(352)	-	-
Cash paid	20,022	14,912	1,079
Less cash acquired	(167)	-	-
Net cash paid for acquisitions and affiliations	$ 19,855	$ 14,912	$ 1,079

See accompanying notes to consolidated financial statements.

(1) Description of Business

American Dental Partners, Inc. (the "Company") was formed in December 1995 to provide business services to dental groups and commenced operations in January 1996. The Company acquires selected assets of the dental practices with which it affiliates and enters into long-term service agreements with these affiliated dental groups. The Company provides all services necessary for the administration of the non-clinical aspects of the dental operations. Services provided to the affiliated dental groups include sharing the best practices of its affiliates and providing assistance with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. The Company operates in one segment.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests in or control the activities of the affiliated dental groups. Accordingly, the consolidated financial statements of the affiliated dental groups are not consolidated with those of the Company.

Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 1999 and 2000 in order to conform with the December 31, 2001 presentation. The Company increased its intangible assets and deferred tax liabilities by $9.2 million and $9.1 million, to reflect the difference between non-deductible intangibles for tax and book purposes for 2000 and 2001, respectively, in accordance with SFAS 109 *"Accounting for Income Taxes."*

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's carrying amount of receivables due from affiliated dental groups requires management to make estimates and assumptions regarding the collectability of fees from affiliates that affect the consolidated financial statements. The Company's business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company believes the carrying amount of cash and cash equivalents, accounts receivable, receivables due from affiliated dental groups, accounts payable and accrued expenses approximate fair value because of the short-term nature of these items. The carrying amount of long-term debt approximates fair value because the interest rates approximate rates at which similar types of borrowing arrangements could be obtained by the Company.

Net Revenue

The Company's net revenue represents primarily reimbursement of expenses and fees charged to affiliated dental groups pursuant to the terms of the service agreements. Under such agreements, the affiliated dental groups reimburse the Company for expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its business services. The Company's service fee consists of either (i) a variable monthly fee which is based upon a specified percentage, (ii) a fixed monthly fee and an additional variable fee or (iii) a fixed monthly fee. Additionally, the Company's net revenue includes amounts from dental benefit providers related to the arrangement of the provision of care to patients. The Company records all revenue as services are provided.

Inventories

Inventories consist primarily of dental supplies and are stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets which are 30-40 years for buildings, 3-12 years for equipment and 5-7 years for furniture and fixtures.

Property and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Amortization of assets subject to capital leases is included in depreciation expense.

Goodwill and Intangible Assets

Goodwill resulted from the excess of the purchase price of an acquisition over the estimated fair value of the tangible assets acquired and liabilities assumed. Goodwill is amortized on a straight-line basis over 25 years. Accumulated amortization amounted to $303,000, $436,000 and $564,000 at December 31, 1999, 2000 and 2001, respectively.

Identifiable intangible assets result from service agreements with the affiliated dental groups. The estimated fair value of the service agreements is the excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed of dental practices. All intangible assets associated with service agreements are amortized on a straight-line basis generally over 15 to 25 years. In the event a service agreement is terminated, the related affiliated dental group is generally required to purchase, at the Company's option, the unamortized balance of intangible assets at the current book value, as well as all related other assets associated with the affiliated dental group. Accumulated amortization amounted to $5,615,000, $9,304,000 and $13,131,000 at December 31, 1999, 2000 and 2001, respectively.

The Company reviews the carrying value of goodwill and intangible assets on an entity by entity basis to determine if facts and circumstances exist which would suggest that the goodwill and/or intangible assets may be impaired or that the amortization period needs to be modified. Among the factors the Company considers in making the evaluation are changes in the groups' profitability, market position, geographical penetration and reputation. If conditions are present which indicate impairment is probable, the Company prepares a projection of the undiscounted cash flows of the specific practice and determines if the goodwill and/or intangible assets are recoverable based on these undiscounted cash flows. If impairment is indicated, then an adjustment is made to reduce the carrying amount of the goodwill and/or intangible assets to their fair value based on discounted cash flows.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of changes in the tax rate is recognized in operations in the period that includes the enactment date.

Stock Option Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," allows companies to recognize expense for the fair value of stock-based awards or to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the effects of SFAS No. 123 as if the fair-value-based method defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, compensation expense is recognized only if on the measurement date the fair value of the underlying stock exceeds the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Earnings Per Share

Earnings per share are computed based on SFAS No. 128, "Earnings per Share." SFAS No. 128 requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *"Business Combinations,"* which supersedes APB Opinion No. 16, *"Business Combinations."* SFAS No. 141 requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of this statement apply to all business combinations initiated after June 30, 2001, and apply to all business combinations accounted for using the purchase method for which the date of the acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 will not change the method of accounting we used in previous business combinations.

In June 2001, the FASB also issued SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 supersedes APB Opinion No. 17 *"Intangible Assets,"* and requires, among other things, the discontinuance of amortization related to goodwill and indefinite-lived intangible assets. These assets will then be subject to an impairment test at least annually. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill.

The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets aquired prior to July 1, 2001, American Dental Partners was required to adopt SFAS No. 142 effective January 1, 2002. At December 31, 2001, American Dental Partners had approximately $2.7 million of goodwill related to the Orthocare, Ltd. acquisition in October 1997. Application of the non-amortization provisions of SFAS No. 142 for goodwill is expected to result in the elimination of amortization expense of approximately $130,000 in 2002.

At December 31, 2001, American Dental Partners had intangibles with indefinite lives of approximately $85.1 million related to affiliations from November 1996 through 2001. The change from definite lives to indefinite lives in the estimated useful lives of intangible assets is expected to result in the elimination of amortization expense of approximately $3.8 million in 2002.

Pursuant to SFAS No. 142, American Dental Partners will test its goodwill and intangibles with indefinite lives for impairment upon adoption and, if impairment is indicated, we will record such impairment as a cumulative effect of an accounting change. American Dental Partners is currently evaluating the effect that the adoption may have on its consolidated results of operations and financial position, however, management does not expect there to be any impairment charges in 2002.

In June 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, SFAS No. 143 does not apply to us.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of,"* and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* for the disposal of a segment of a business. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this Statement generally are to be applied prospectively. We anticipate that the adoption of SFAS No. 144 will not have a material impact on our consolidated financial statements.

(3) Accounts Receivable and Net Revenue

Accounts Receivable

Accounts receivable represent amounts due from dental benefit providers related to the arrangement of the provision of care to patients.

Receivables Due From Affiliated Dental Groups

Receivables due from affiliated dental groups represent amounts due pursuant to the terms of the service agreements as described below.

Adjusted Gross Revenue—Affiliated Dental Groups

The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit plan provider contracts.

The Company does not consolidate the financial statements of its affiliated dental groups with those of the Company. The adjusted gross revenue and amounts retained by the affiliated dental groups in total and that of our largest affiliate, Park Dental, are presented below for illustrative purposes only (in thousands):

	Years Ended December 31,					
	1999		2000		**2001**	
	Park Dental	All Affiliated Groups	Park Dental	All Affiliated Groups	**Park Dental**	**All Affiliated Groups**
Adjusted gross revenue-affiliated dental groups (unaudited)	$52,393	$151,965	$61,352	$194,572	**$63,729**	**$207,736**
Amounts retained by affiliated dental groups (unaudited)	12,416	44,565	14,936	62,020	**15,693**	**71,090**
Net revenue earned by the Company under service agreements	$39,977	$107,400	$46,416	$132,552	**$48,036**	**$136,646**

Net Revenue

The Company's net revenue represents primarily reimbursement of expenses and fees charged to affiliated dental groups pursuant to the terms of the service agreements. Under such agreements, the affiliated dental groups reimburse the Company for actual expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its business services. Under certain service agreements, the Company's service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements, the Company's service fees consist of a fixed monthly fee and an additional variable fee. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to the Company in the amount of such excess up to budgeted operating income and a percentage of such excess over budgeted operating income. Under certain service agreements, the Company's service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of the Company and the affiliated dental groups in a formal budgeting process. Additionally, the Company's net revenue includes amounts from dental benefit providers related to the arrangement of the provision of care to patients.

For the years ended December 31, 1999, 2000 and 2001, net revenue consisted of the following (in thousands):

	1999	2000	2001
Reimbursement of expenses:			
Clinic salaries and benefits	$ 42,625	$ 51,188	**$ 53,730**
Lab and dental supplies	15,866	21,078	**22,681**
Office occupancy	10,293	13,623	**15,539**
Depreciation expense	3,040	4,004	**4,304**
Other operating expenses	7,650	9,046	**10,254**
Total reimbursement of expense	79,474	98,939	**106,508**
Service fees:			
Monthly fee	26,335	30,460	**29,391**
Additional variable fee	1,591	3,153	**747**
Total service fees	27,926	33,613	**30,138**
Net revenue earned by the Company under service agreements	107,400	132,552	**136,646**
Revenue related to the arrangement of the provision of care to patients and other	9,952	11,092	**10,764**
Total net revenue	$ 117,352	$ 143,644	**$147,410**

Net revenue from the Company's service agreement with Park Dental represented approximately 34%, 32% and 33% of its consolidated net revenue for the year ended 1999, 2000 and 2001, respectively.

(4) Special Charges and Other Unsual Expenses

Special Charges

In January 2001, three of the Company's affiliated dental groups, Associated Dental Care Providers, Park Dental, and University Dental Associates, received notices of contract terminations from Cigna Dental, and Associated Dental Care Providers received a notice of contract termination from Protective Life Corporation. These affiliated dental groups subsequently received proposals from Cigna Dental and Protective Life to continue as dental care providers but on financial terms that were materially different from their existing agreements. These groups chose not to continue as participants in the dental plans offered by Cigna Dental and Protective Life and the three Cigna Dental contracts terminated as follows: (i) July 31, 2001 for Park Dental; (ii) March 31, 2001 for University Dental Associates and (iii) March 31, 2001 for Associated Dental Care Providers. The Protective Life contract terminated April 8, 2001 for Associated Dental Care Providers. These contracts represented approximately $24.1 million of affiliate adjusted gross revenue in 2000.

The Company believes the contract terminations should have minimal long-term impact on Park Dental and University Dental

Associates. However, given that several of the Company's offices in Phoenix were acquired from Cigna Dental and previously operated by Cigna Dental as staff model dental practices, Associated Dental's financial performance was heavily dependent upon its contract with Cigna Dental. As a result, Associated Dental and the Company took decisive action to bring costs in line with expected financial performance. Specifically, Associated Dental and the Company decided to close three dental offices and are operating others on less than a full time schedule. In addition, the Company made various changes to its management structure, including a consolidation of its administrative resource centers. The Company and Associated Dental notified 43 employees prior to March 31, 2001 of their termination. The Company and Associated Dental provided severance to 26 of the 43 employees, comprised of 14 clinical staff, six dentists and six administrative positions; the remaining 17 employees were not eligible for severance. Severance was provided based on length of employment and continued employment through the separation date. The Company also accrued for certain provisions for facility closure costs, consisting primarily of lease exit costs, abandoned leasehold improvements and computer and dental equipment. Total special charges recorded in the first quarter of 2001 were $1,004,000.

The following table summarizes the recorded accruals and uses of the above special charges:

	Facility Closures	Reduction in Work Force	Patient Communication and Other	Total
Balance as of December 31, 2000	$ -	$ -	$ -	$ -
New charges	540,000	425,000	39,000	1,004,000
Non-cash items	(35,000)	-	-	(35,000)
Cash payments	(222,000)	(267,000)	(64,000)	(553,000)
Reversal of charges	(77,000)	(83,000)	-	(160,000)
Other adjustments	-	(25,000)	25,000	-
Balance as of December 31, 2001	$ 206,000	$ 50,000	$ -	$ 256,000

During the fourth quarter of 2001, the Company reversed $160,000 of special charges. This resulted from the Company negotiating a lump sum buyout on two facility leases and severance payouts being less than anticipated.

It is expected that approximately $154,000 of the remaining $256,000 of special charges will be paid in the first quarter of 2002 and the remaining balance will be paid over the terms of the leases through April 2004 and the employment contract through December 2002.

Other Unusual Expenses

In the first quarter of 2001, in addition to the special charges described above, the Company accrued $470,000 for other unusual expenses. These costs included $143,000 for patient communication costs and deinstallation costs for certain computer equipment and $327,000 for management restructuring and relocation. During the fourth quarter of 2001, the Company reversed $131,000 of unusual expenses. This resulted from the deinstallation costs being less than anticipated and a relocation not occurring within the period anticipated by the Company. $147,000 of these unusual costs have been included in other operating expenses and $192,000 have been included in general corporate expenses in the Company's consolidated statement of operations for the year ended December 31, 2001.

(5) Acquisitions and Affiliations

During the year ended December 31, 2000, the Company acquired selected assets of nine dental practices and simultaneously entered into 40-year service agreements with two of the affiliated dental groups (seven practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $14.9 million in cash, $1.3 million in subordinated promissory notes and $0.5 million in deferred payments. All transactions completed in 2000 are referred to as the "2000 Transactions."

During the year ended December 31, 2001, the Company acquired selected assets of three dental practices that joined existing affiliates. The aggregate purchase price paid in connection with these transactions consisted of approximately $1.1 million in cash, $70,000 in subordinated promissory notes and $25,000 in deferred payments. All transactions completed in 2001 are referred to as the "2001 Transactions."

The 2000 and 2001 Transactions are as follows:

Date	Affiliated Dental Practice	Location(s)
January 2000	Western New York Dental Group	Buffalo, NY
February 2000	Columbia Dental Associates	Columbia, MD
February 2000	Robert E. Ford, D.M.D.	Birmingham, AL
April 2000	The Dental Center	Gadsden, AL
June 2000	Nathan Bell, D.D.S.	Charlotte and Raleigh-Durham, NC
June 2000	Ronald G. White, D.D.S.	Riverside, CA
July 2000	Ronald L. Moore, D.D.S.	Corona, CA
September 2000	American Family Dentistry	Knoxville, Memphis and Nashville, TN
November 2000	Carol E. Layton, D.M.D.	Robinson Township, PA
January 2001	Daniel V. Dracup, D.D.S.	Buffalo, NY
June 2001	Southern Tier Dental	Boston, Buffalo and Holland, NY
September 2001	Mark J. Wanezek, D.D.S.	Milwaukee, WI

The accompanying consolidated financial statements include the results of operations under the service agreements from the date of acquisition. The excess of the purchase price associated with all of the 2000 and 2001 Transactions over the estimated fair value of net assets (liabilities) acquired and assumed has been recorded as intangible assets which are summarized as follows (in thousands):

	2000	2001
Total consideration paid	$ 16,741	$ 1,148
Fair value of net tangible assets (liabilities) acquired and assumed	1,448	172
Excess of consideration paid over the fair value of net tangible assets acquired	$ 15,293	$ 976

(6) Property and Equipment

Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2000	2001
Land, buildings and leasehold improvements	$ 20,790	$ 23,533
Equipment	18,727	21,551
Furniture and fixtures	5,839	6,344
Total property and equipment	45,356	51,428
Less accumulated depreciation	(17,516)	(21,823)
Property and equipment, net	$ 27,840	$ 29,605

Operating Leases

The Company is obligated under non-cancelable operating leases for premises and equipment expiring in various years through the year 2014. Rent expense for the years ended December 31, 1999, 2000 and 2001 amounted to $8,998,000, $11,418,000 and $13,071,000, respectively, of which $8,201,000; $10,601,000 and $12,171,000 were reimbursed under service agreements. The Company has several leases with stockholders that were assumed in connection with its affiliation transactions. Such amounts are generally reimbursed pursuant to the terms of the service agreements.

Minimum future rental payments under non-cancelable operating leases and amounts to be reimbursed under service agreements as of December 31, 2001 are as follows (in thousands):

	Total Amount Due	Amount to be Reimbursed Under Service Agreements	Net Amount
2002	$ 12,859	$ 12,214	$ 645
2003	11,835	11,416	419
2004	10,274	10,113	161
2005	9,243	9,163	80
2006	7,250	7,250	-
Thereafter	33,873	33,873	-
Total minimum lease payments	$ 85,334	$ 84,029	$ 1,305

(7) Income Taxes

Income tax expense for the years ended December 31 consists of the following (in thousands):

	1999	2000	2001
Current:			
Federal	$ 3,018	$ 3,347	$ 1,187
State	713	686	366
	3,731	4,033	1,553
Deferred:			
Federal	297	154	636
State	123	29	47
	420	183	683
Total income taxes	$ 4,151	$ 4,216	$ 2,236

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31 are as follows (in thousands):

	2000	2001
Deferred tax assets:		
Operating loss and other carryforwards	$ 32	$ 107
Property and equipment	766	454
Organization and start-up costs	484	272
Accrued expenses and other liabilities	1,038	635
Total deferred tax assets	2,320	1,468
Deferred tax liabilities:		
Intangibles	(11,000)	(11,281)
Other	(79)	(25)
Total deferred tax liabilities	(11,079)	(11,306)
Net deferred tax assets (liabilities)	$ (8,759)	$ (9,838)

The net deferred tax assets and liabilities consisted of the following at December 31 (in thousands):

	2000			2001		
	Federal	State	Total	Federal	State	Total
Deferred tax assets:						
Current	$ 373	$ 99	$ 472	$ 387	$ 99	$ 486
Non-current	1,402	446	1,848	608	374	982
Total deferred tax assets	1,775	545	2,320	995	473	1,468
Deferred tax liabilities:						
Current	-	-	-	-	-	-
Non-current	(9,054)	(2,025)	(11,079)	(9,118)	(2,188)	(11,306)
Total deferred tax liabilities	(9,054)	(2,025)	(11,079)	(9,118)	(2,188)	(11,306)
Net deferred tax assets (liabilities)	$ (7,279)	$ (1,480)	$ (8,759)	$ (8,123)	$ (1,715)	$ (9,838)

At December 31, 2000, and 2001, the Company had net operating loss carryforwards for state income tax purposes of approximately $414,000 and $3,361,000 respectively. The 2001 carryforwards will expire as follows: $4,000 in 2002, $204,000 in 2003, $345,000 in 2004, $1,069,000 in 2005, and $1,739,000 in 2006.

The following table reconciles the Federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31:

	1999	2000	2001
Income taxes at Federal statutory rate	35.0%	35.0%	35.0%
Differential due to graduated rate	(0.8)	(0.8)	(0.6)
State taxes, net of Federal benefit	5.3	4.5	4.9
Other permanent differences	1.3	1.9	1.3
Effective income tax rate	40.8%	40.6%	40.6%

The Company reclassified certain expenses in accordance with SFAS 109 *"Accounting for Income Taxes"* to reflect the difference between non-deductible intangibles for tax and book purposes. As a result amortization expense increased and income tax expense decreased by $437,000 for 1999, 2000 and 2001.

(8) Debt

Long-term debt and capital lease obligations consist of the following at December 31 (in thousands):

	2000	2001
Revolving line of credit advances, collateralized by substantially all assets of the Company, LIBOR-based and prime interest rates ranging from approximately 4.8% to 5.5%	$ 49,057	$ 50,157
Mortgages payable, secured, interest rate of 8% payable in installments through 2015	343	326
Note payable, unsecured, interest rate of 5% payable in installments, maturing in 2004	29	22
Subordinated notes payable to stockholders and former owners, bearing interest at 7%, maturing through 2008	7,419	5,901
Capital lease obligations	75	31
Total long-term debt and capital lease obligations	56,923	56,437
Less current maturities	1,593	1,597
Long-term debt and capital lease obligations, excluding current maturities	$ 55,330	$ 54,840

Annual maturities of long-term debt and future minimum lease payments under capital leases as of December 31, 2001 are as follows (in thousands):

	Long-term Debt	Capital Leases
2002	$ 1,566	$ 32
2003	1,584	-
2004	51,387	-
2005	883	-
2006	582	-
Thereafter	404	-
Total payments	$ 56,406	32
Less amounts representing interest		1
Total obligations under capital leases		$ 31

Revolving Line of Credit

The Company has a $75 million line of credit. The unused balance at December 31, 2001 was $24,843,000 and based on borrowing covenants $370,000 was available for borrowing. The credit facility is being used for general corporate purposes including affiliations and capital expenditures. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at the Company's option. The margins are based upon the Company's debt coverage ratio and range from 0.00% to 0.75% for prime borrowings and 1.75% to 2.75% for LIBOR borrowings. In addition, the Company pays a commitment fee which ranges from 0.25% to 0.375% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of the Company's assets, including a pledge of the stock of the Company's subsidiaries. The Company is also required to comply with certain financial and other covenants. The line of credit matures in July 2004.

(9) Related Party Transactions

The Company acquired PDHC, Ltd. ("Park") in 1996 and Innovative Practice Concepts, Inc. ("IPC") in 1998. As part of the consideration paid pursuant to these acquisitions, the Company issued subordinated promissory notes to the former stockholders of Park and IPC in the aggregate principal amount of $2,000,000. Certain former stockholders of Park and IPC are current stockholders, director and officers of the Company. The aggregate principal balance outstanding to these stockholders, director and officers of the Company as of December 31, 2000 and 2001 was $530,000 and $402,000, respectively. These notes bear interest at 7% and mature through 2005.

In connection with the Park and IPC transactions, the Company entered into service agreements with two affiliated dental groups owned in part by these certain stockholders, a director and an officer of the Company. These service agreements are on substantially the same terms and conditions as all of the Company's other service agreements. The aggregate net revenue earned by subsidiaries of the Company under the service agreements with these dental groups in 1999, 2000 and 2001 were $50,615,000, $56,531,000 and $53,293,000, respectively, of which $39,755,000, $44,336,000 and $43,941,000 were reimbursements for expenses incurred in connection with the operation and administration of the related dental facilities.

(10) Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value.

Preferred Stock may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of such Preferred Stock, and to fix and determine the variations among series of Preferred Stock. Any new Preferred Stock issued would have priority over the Common Stock with respect to dividends and other distributions, including the distribution of assets upon liquidation and dissolution. Such Preferred Stock may be subject to repurchase or redemption by the Company. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which, could be used by the Board of Directors in defense of a hostile takeover of the Company. As of December 31, 2000 and 2001, there were no shares of Preferred Stock issued or outstanding.

Common Stock

The Company is authorized to issue up to 25,000,000 shares of Common Stock, $0.01 par value, of which 7,600,532 shares were issued and 7,130,532 shares were outstanding at December 31, 2000; 7,754,893 shares were issued and 7,172,393 shares were outstanding at December 31, 2001. In January 1996, the Company sold 300,000 shares of its Common Stock, which were subject to certain restrictions, for $500. In connection with this transaction, the Company has recorded compensation expense ratably as the restrictions have lapsed. Compensation expense amounted to $24,228 for the year ended December 31, 1999. No compensation expense was recorded in 2000 and 2001.

Shelf Registration Statement

The Company has a Shelf Registration Statement on file with the Securities and Exchange Commission covering a total of 750,000 shares of Common Stock and $25,000,000 aggregate principal amount of subordinated promissory notes to be issued in connection with future dental practice affiliations and acquisitions. As of December 31, 2001, 679,878 shares and $20,666,500 of notes remain available for issuance under this Shelf Registration Statement.

Treasury Stock

On December 16, 1999, the Board of Directors authorized the Company to repurchase up to $5,000,000 of its Common Stock in the open market. Under this plan, the Company has repurchased 582,500 shares of its Common Stock through December 31, 2001 at a cost of $3,874,000. All treasury shares at December 31, 2001 are outstanding.

Dividend Restriction

The Company has not paid any cash dividends on its Common Stock and does not plan to pay any cash dividends on its Common Stock in the foreseeable future. Additionally, the terms of the Company's revolving credit facility prohibit it from paying dividends or making other payments with respect to its Common Stock without the lenders' consent.

(11) Stock Compensation Plans

1999 Restricted Stock Plan

The Company's 1999 Restricted Stock Plan (the "Restricted Stock Plan") provides for the grant of restricted shares of the Company's Common Stock at a price equal to the par value of such shares ($0.01 per share). Restricted shares may be issued to key employees of the Company and shall be subject to such restrictions as the Board of Directors determines, including, but not limited to, time and performance restrictions. The maximum number of restricted shares which may be issued under the Restricted Stock Plan is 25,000, and as of December 31, 2001, there were no shares issued or outstanding under this Plan.

1996 Stock Option Plan

The Company's 1996 Stock Option Plan, as amended (the "1996 Plan"), provides for the grant of stock options to key employees. The 1996 Plan permits the granting of options that qualify as incentive stock options and non-qualified options. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the 1996 Plan expire ten years after the date of grant. At December 31, 2001, options for a total of 1,202,490 shares were reserved for issuance and options for 948,754 shares were outstanding under this Plan.

1996 Time Accelerated Restricted Stock Option Plan

The Company's 1996 Time Accelerated Restricted Stock Option Plan, as amended ("TARSOP Plan"), provides for the grant of stock options to key employees. Only non-qualified options may be granted pursuant to the TARSOP Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. These options vest at the end of the ninth year, but are subject to accelerated vesting based on achievement of certain performance measures. At December 31, 2001, options for a total of 339,360 shares were reserved for issuance and options for 303,480 shares were outstanding under this Plan. All outstanding options to purchase such shares became exercisable at the completion of the IPO.

1996 Affiliate Stock Option Plan

The Company's 1996 Affiliate Stock Option Plan, as amended (the "Affiliate Plan"), provides for the grant of stock options to certain persons associated with the affiliated dental groups. Only non-qualified options may be granted pursuant to the Affiliate Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Affiliate Plan expire ten years after the date of grant. At December 31, 2001, options for a total of 110,000 shares were reserved for issuance and options for 78,846 shares were outstanding under this Plan.

1996 Directors Stock Option Plan

The Company's 1996 Directors Stock Option Plan, as amended (the "Directors Plan"), provides for the granting of options to outside directors. Only non-qualified options may be granted pursuant to the Directors Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Directors Plan expire ten years after the date of grant. At December 31, 2001, options for a total of 85,000 shares were reserved for issuance and options for 81,800 shares were outstanding under this Plan.

1997 Employee Stock Purchase Plan

The 1997 Employee Stock Purchase Plan, as amended (the "Employee Stock Purchase Plan" or "ESPP"), enables eligible employees to purchase shares of Common Stock at a discount on a periodic basis through payroll deductions and is intended to meet the requirements of Section 423 of the Internal Revenue Code. Purchases occur at the end of option periods, each of six months' duration. The purchase price of Common Stock under the ESPP is 85% of the lesser of the value of the Common Stock at the beginning or the end of the option period. Prior to each option period, participants may elect to have from 2% to 10% of their pay withheld and applied to the purchase of shares at the end of the option period. The ESPP imposes a maximum of $10,000 on the amount that may be withheld from any participant in any option period. A total of 400,000 shares of Common Stock has been reserved for issuance under the ESPP, of which 176,503 shares have been issued through 2001 and 32,302 shares were committed for issuance as of December 31, 2001.

Stock Option Activity

A summary of stock option activity under all the Company's stock option plans for the years ended December 31, 1999, 2000 and 2001 follows:

	1999		2000		**2001**	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	**Options**	**Weighted Avg. Exercise Price**
Outstanding at beginning of year	1,205,978	$ 8.92	1,345,148	$ 8.66	**1,578,310**	**$ 8.04**
Granted	177,515	7.36	432,420	7.03	**226,373**	**7.62**
Exercised	-	-	-	-	**(91,756)**	**1.13**
Cancelled	(38,345)	10.91	(199,258)	9.99	**(300,047)**	**10.56**
Outstanding at end of year	1,345,148	$ 8.66	1,578,310	$8.04	**1,412,880**	**$ 7.95**
Exercisable at end of year	813,014	$ 7.12	967,939	$ 7.84	**932,923**	**$ 8.23**

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.33	271,770	3.0	$ 0.33	271,770	$ 0.33
$ 4.78 - $ 7.13	373,342	8.7	$ 7.01	83,650	$ 7.04
$ 7.25 - $ 8.33	350,002	6.7	$ 7.85	174,518	$ 8.02
$ 8.56 - $ 12.50	44,435	5.7	$ 12.00	39,185	$ 12.24
$ 13.00 - $ 14.17	373,331	5.6	$ 14.06	363,800	$ 14.08
	1,412,880	6.2	$ 7.95	932,923	$ 8.23

Accounting for Stock Compensation Plans

The Company accounts for stock compensation plans in accordance with APB Opinion No. 25. Accordingly, no compensation expense has been recognized in the financial statements for stock compensation plans. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock compensation plans under the fair value method. The fair value for these options and purchase rights granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	1999		2000		2001	
	Stock Options	ESPP	Stock Options	ESPP	Stock Options	ESPP
Risk-free interest rate	5.3%	4.9%	6.2%	6.2%	4.5%	4.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	53%	63%	64%	67%	69%	73%
Expected life (years)	4.0	0.5	4.0	0.5	4.0	0.5
Weighted average fair value of options/purchase rights granted during the year	$3.45	$3.48	$3.81	$2.24	$4.20	$1.39

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options and purchase rights have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options and purchase rights.

For purposes of pro forma disclosures, the estimated fair value of the options and purchase rights is amortized to expense over the options' vesting period and the purchase rights' option period. The Company's pro forma net earnings and earnings per share are as follows (in thousands, except per share amounts) for the years ended December 31:

	1999	2000	2001
Net earnings, as reported	$ 6,013	$ 6,169	$ 3,271
Net earnings, pro forma	$ 5,803	$ 5,860	$ 2,883
Diluted earnings per share, as reported	$ 0.78	$ 0.84	$ 0.45
Diluted earnings per share, pro forma	$ 0.75	$ 0.80	$ 0.39

(12) Employee Retirement Benefit Plans

The Company has a Savings and Retirement Plan (401(k) Plan), adopted October 1, 1996, which is the Company's principal defined contribution retirement plan. The plan provides for a match of up to 50% of the first 6% of an employee's eligible compensation. Additionally, at December 31, 2001, the Company had five other defined contribution retirement plans which were acquired in connection with affiliation transactions. Total plan expense for the years ended December 31, 1999, 2000 and 2001 was $682,000, $880,000 and $804,000, respectively.

(13) Earnings Per Share

The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31 (in thousands, except per share amounts):

	1999	2000	2001
Basic Earnings Per Share:			
Net earnings available to common stockholders	$ 6,013	$ 6,169	$ 3,271
Weighted average common shares outstanding	7,513	7,119	7,183
Net earnings per share	$ 0.80	$ 0.87	$ 0.46
Diluted Earnings Per Share:			
Net earnings available to common stockholders	$ 6,013	$ 6,169	$ 3,271
Weighted average common shares outstanding	7,513	7,119	7,183
Add: Dilutive effect of options[1]	232	201	160
Weighted average common shares as adjusted	7,745	7,320	7,343
Net earnings per share	$ 0.78	$ 0.84	$ 0.45

[1] *In 2001, 756,362 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.*

(14) Selected Quarterly Operating Results (unaudited)

Certain reclassifications have been made to the consolidated quarterly financial statements to conform with current period presentation. The following table sets forth summary quarterly results of operations for the Company for the years ended December 31, 2000 and 2001 (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Net revenue	$ 34,130	$ 35,227	$ 36,901	$ 37,386
Operating expenses	30,809	31,450	33,075	33,547
Earnings from operations	3,321	3,777	3,826	3,839
Earnings before income taxes	2,475	2,827	2,581	2,502
Income taxes	1,007	1,168	1,057	984
Net earnings	$ 1,468	$ 1,659	$ 1,524	$ 1,518
Net earnings per share:				
Basic	$ 0.21	$ 0.23	$ 0.21	$ 0.21
Diluted	$ 0.20	$ 0.23	$ 0.21	$ 0.21
Weighted average common shares outstanding:				
Basic	7,125	7,099	7,122	7,131
Diluted	7,325	7,307	7,325	7,325
2001				
Net revenue	$ 38,096	$ 36,568	$ 36,405	$ 36,341
Operating expenses	36,241	33,698	34,029	33,640
Earnings from operations	1,855	2,870	2,376	2,701
Earnings before income taxes	568	1,729	1,334	1,876
Income taxes	201	718	543	774
Net earnings	$ 367	$ 1,011	$ 791	$ 1,102
Net earnings per share:				
Basic	$ 0.05	$ 0.14	$ 0.11	$ 0.15
Diluted	$ 0.05	$ 0.14	$ 0.11	$ 0.15
Weighted average common shares outstanding:				
Basic	7,179	7,218	7,162	7,171
Diluted	7,405	7,362	7,304	7,318

Market Information, Holders and Dividends

Our Common Stock is traded on the Nasdaq National Market system under the symbol "ADPI." The following table sets forth the range of the reported high and low sales prices of our Common Stock for the years ended December 31, 2000 and 2001:

	High	Low	Close
2000			
1st Quarter	$ 9.375	$ 6.250	$ 6.938
2nd Quarter	$ 7.000	$ 6.875	$ 7.000
3rd Quarter	$ 9.000	$ 6.375	$ 6.875
4th Quarter	$ 8.500	$ 5.000	$ 7.500
	High	Low	Close
2001			
1st Quarter	$ 11.500	$ 6.688	$ 9.250
2nd Quarter	$ 8.750	$ 3.740	$ 4.200
3rd Quarter	$ 7.950	$ 4.300	$ 7.500
4th Quarter	$ 8.200	$ 4.360	$ 6.300

As of March 21, 2002, there were approximately 51 holders of record of Common Stock, as shown on the records of the transfer agent and registrar of Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of the Common Stock. The last reported sale price of the Common Stock on the Nasdaq National Market as of March 21, 2002 was $8.62 per share.

DIVIDEND POLICY

We have not paid any cash dividends on our Common Stock in the past and do not plan to pay any cash dividends on our Common Stock in the foreseeable future. In addition, the terms of our revolving credit facility prohibit us from paying dividends or making other payments with respect to our Common Stock without the lenders' consent. Our Board of Directors intends, for the foreseeable future, to retain earnings to finance the continued operation and expansion of our business.

SAFE HARBOR STATEMENT

Some of the information in this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project," and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied. Certain factors that might cause such a difference include, among others, the Company's risks associated with overall or regional economic conditions, its affiliated dental groups' contracts with third party payors and the impact of any terminations or potential terminations of such contracts, the cost of and access to capital, the fluctuations in labor markets, the Company's acquisition and affiliation strategy, management of rapid growth, dependence upon affiliated dental groups, dependence upon service agreements and government regulation of the dental industry. Additional risks, uncertainties and other factors are set forth in the "Risk Factors" section of the Company's Registration Statement on Form S-4 (File No. 333-56941).

NOTES

CORPORATE INFORMATION

Board of Directors

James T. Kelly
Retired Chairman, Lincare, Inc.
A home respiratory therapy provider

Martin J. Mannion [1,2]
General Partner, Summit Partners
A private equity capital firm

Derril W. Reeves [1,2]
Executive Vice President, Development, Surgis, Inc.
An outpatient surgery center company

Gregory A. Serrao
Chairman, President and Chief Executive Officer,
American Dental Partners, Inc.

Gregory T. Swenson, DDS
President, Park Dental
A multi-specialty dental group

Management Team

Ian H. Brock
Vice President, Finance

Joseph V. Errante, DDS
Senior Vice President, Business Development

Breht T. Feigh
Vice President, Chief Financial Officer and Treasurer

Michael F. Frisch
Senior Vice President, Regional Operations

Paul F. Gill
Senior Vice President, Regional Operations

Roger A. Horton, DMD
Vice President, Information Systems

Jesley C. Ruff, DDS
Vice President, Chief Professional Officer

Gregory A. Serrao
Chairman, President and Chief Executive Officer

Peter G. Swenson
Vice President, Market Development

Michael J. Vaughan
Senior Vice President, Chief Operating Officer

(1) Member of the Audit Committe
(2) Member of the Compensation Committe

Corporate Office Address

201 Edgewater Drive
Suite 285
Wakefield, Massachusetts 01880
800-838-6563 or 781-224-0880

Investor Contact

Breht T. Feigh
Vice President, Chief Financial Officer and Treasurer

Investor Information

To receive a free copy of our Form 10-K Annual Report filed with the Securities and Exchange Commission, write to Investor Relations at the Corporate Office Address or call 1-800-838-6563. Press releases and other investor information may also be obtained through our web site at www.amdpi.com.

Independent Public Accountants

KPMG LLP
99 High Street
Boston, Massachusetts 02110

Legal Counsel

Baker & Hostetler LLP
65 East State Street
Columbus, Ohio 43215

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Shareholder Inquiries: 800-368-5948
www.RTCO.com

Annual Meeting

May 3, 2002
1:00 p.m.
Summit Partners
600 Atlantic Avenue
Suite 2800
Boston, Massachusetts 02210


AMERICAN
DENTAL
PARTNERS

201 Edgewater Drive, Suite 285
Wakefield, MA 01880
T 781 224 0880 F 781 224 4216
www.amdpi.com